

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2010

John C. Hodgman
Chief Financial Officer
Intermune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005

> **Re:** **Intermune, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 15, 2010**
> **File No. 0-29801**

Dear Mr. Hodgman:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

License and Other Agreements, page 14

1. Please revise your description of the following agreements to disclose the duration and termination provisions:
   - Roche License and Collaboration Agreement;
   - Novartis Corporation; and
   - Array BioPharma Inc.

2. Please revise your description of the following agreements to disclose the royalty rates provisions of each. To the extent confidential treatment has been granted for specific royalty rates, either a range within ten percent or a statement that the percentage is in the single digits, teens, etc. will be sufficient.
   - Genentech, Inc.;

- Boehringer Ingelheim International GmbH; and
- Novartis Corporation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 66

3. We noted from your disclosure on page 8 that your product development programs (Pulmonology and Hepatology) have specific pipeline projects (e.g. pirfenidone and anti-inflamatory/ antififibrotic under pulmonology and RG7227, protease inhibitor under hepatology). Please disclose the cost incurred for each specific research and development project for each period presented as well as the cumulative costs incurred to date. If the costs cannot be presented by specific project, please disclose that fact and why. In addition, please disclose the following for each of your pipeline projects:
    - The nature, timing and estimated costs of the efforts necessary to complete your projects; and
    - The anticipated completion dates.

Contractual Obligations, page 73

4. You indicate that the amount and timing of license fees, milestones and royalty payments are not known due to the uncertainty surrounding the successful research, development and commercialization of your products. Please quantify the total payments you are committed to paying under your contractual agreements if all the contingencies are met.

Notes to Consolidated Financial Statements

7. Sponsored Research, License and Collaboration Agreements
Roche (Protease Inhibitors), page 94

5. Under your collaboration agreement with Roche, you disclose that you are entitled to receive up to an aggregate $470 million in milestone payments of which $55 million have been received through December 31, 2009. Please disclose to what each of the milestones received through December 31, 2010 relates and why each was or was not determined to be substantive and at risk. In addition, disclose to what each of the remaining milestone payments by Roche relates.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact John Krug, Staff Attorney, at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant